UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
April 11, 2011
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SAP AG
FORM 6-K
Clarification of Annual Report on Form 20-F for the Year Ending December 31, 2010
This Current Report on Form 6-K is being furnished by SAP AG (the “Registrant”) for the sole purpose of clarifying the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2011 (the “Annual Report”).
The Registrant hereby deletes the following sentence located in the “Medium Term Prospects” section on page 87 of the Annual Report: “We expect to achieve a non-IFRS operating margin of approximately 31.0% to 31.5% in 2011 (2010: 30.5%).”
The Registrant’s 2011 non-IFRS operational revenue and operating profit outlook is provided in full on page 86 of the Annual Report under the heading “Operational Targets for 2011 (Non-IFRS) Revenue and Operating Profit Outlook”. This outlook section provides the following operating profit and operating margin outlook: “We expect full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion to €4.65 billion at constant currencies (2010: €4.01 billion), resulting in 2011 non-IFRS operating margin increasing in a range of 0.5 to 1.0 percentage points at constant currencies (2010: 32.0%).”
The sentence deleted hereby is not part of the Registrant’s 2011 non-IFRS outlook and was not included in the Registrant’s Fourth Quarter and Full Year 2010 Earnings Release attached as Exhibit 99.1 to the Registrant’s Current Report on Form 6-K furnished to the Commission on January 27, 2011.
This Current Report on Form 6-K does not restate, modify or update in any way disclosures made in the Annual Report other than as set forth herein.
The Registrant hereby incorporates by reference this Current Report on Form 6-K into the Registrant’s Registration Statements (Nos. 333-60399, 333-65083, 333-30380, 333-41762, 333-63496, 333-63464, 333-102564 and 333-167870) on Form S-8 filed with the Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)

By:	/s/ Werner Brandt Name: Dr. Werner Brandt
Title: CFO

By:	/s/ Christoph Huetten Name: Dr. Christoph Huetten
Title: Chief Accounting Officer
Date: April 11, 2011

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